EXHIBITS

Exhibit Number	Page

Copies of the disclosure letters that PLDT Inc. (the “Company”) filed on August 13, 2026 with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission in connection with the following matters:

(a)
Press release in connection with the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2026;

(b)
Declaration of a regular cash dividend of P46.00 per outstanding share of Common Stock of the Company payable on September 11, 2026 to the holders of record as of August 28, 2026.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2026, which are sufficient to cover the total amount of dividend declared;

(c)
Declaration of a cash dividend of P2,437,500.00 on all of the outstanding shares of Voting Preferred Stock of the Company for the quarter period ending October 15, 2026 and payable on October 15, 2026 to the holder of record as of September 14, 2026.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2026, which are sufficient to cover the total amount of the dividend declared;

(d)
Declaration of a cash dividend of P12,420,000.00 on all of the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock of the Company for the quarter period ending September 15, 2026 and payable on September 15, 2026 to the holder of record as of August 25, 2026.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2026, which are sufficient to cover the total amount of the dividend declared; and

(e)
Promotion of Officers.
33

August 13, 2026

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Head – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with the PSE’s Revised Disclosure Rules, we submit herewith the press release of PLDT Inc. (the “Company”) in connection with the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2026.

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,315 As of July 31, 2026	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
August 13, 2026

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No.: 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on August 13, 2026, the Board approved the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2026.

A copy of the press release is attached herewith.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

August 13, 2026

1H 2026 FINANCIAL AND OPERATING RESULTS

WITH COMPARATIVES FOR 1H2025

CONSOLIDATED GROSS SERVICE REVENUES UP 2%

TO ₱108.7 B IN 1H 2026

NET SERVICE REVENUES GREW 1% TO ₱97.8 B,

EXCLUDING REVENUES FROM LEGACY SERVICES, UP 2%

DATA AND BROADBAND
ACCOUNT FOR 86% OF SERVICE REVENUES AT ₱84.0 B

CONSOLIDATED EBITDA ROSE 1% TO ₱56.1 B

EBITDA MARGIN STABLE AT 52%

CORE INCOME STABLE AT ₱17.3 B

WIRELESS CONSUMER REVENUES STEADY AT ₱42.1 B

WIRELESS CONSUMER DATA REVENUES AT ₱38.7 B, UP 2%

FIXED WIRELESS REVENUES UP 21%

FIBER REVENUES TOTALED ₱29.4 B

FIBER MADE UP 98% OF TOTAL HOME REVENUES OF ₱30 B

ENTERPRISE REVENUES SUSTAIN MOMENTUM AT ₱24.8 B

CORP DATA/ICT REVENUES AT ₱18.4 B, RISING 5%

ICT REVENUES SURGED 22%

1H 2026 CAPEX AT ₱20.7 B FROM ₱27.4 B LAST YEAR

POSITIVE FREE CASH FLOW SUSTAINED

INTERIM DIVIDENDS AT ₱46 PER SHARE;

60% PAYOUT OF TELCO CORE INCOME

MAYA PROFITABILITY SUSTAINED

PLDT MAINTAINS INCLUSION IN FTSE4GOOD INDEX

FIVE SUPPLEMENTAL ESG REPORTS RELEASED

TO HIGHLIGHT PROGRESS AND ALIGNMENT WITH GLOBAL BEST PRACTICES

MANILA, Philippines 13th August 2026 – PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI) reported Gross Service Revenues growth of 2% to ₱108.7 billion, while Net Service Revenues (net of interconnect costs) grew 1% to ₱97.8 billion in the first half of 2026. Growth in data and broadband helped offset declines in legacy services, supporting earnings and margins. Data and broadband revenues totaled ₱84.0 billion, accounting for 86% of Net Service Revenues versus 85% last year. Excluding drag from legacy services, Net Service Revenues grew 2%.

Consolidated EBITDA increased 1% to ₱56.1 billion, with EBITDA margin steady at 52% for the period.

Capital expenditure for the first six months of 2026 amounted to ₱20.7 billion, compared with ₱27.4 billion in the same period last year.

Core Income was stable at ₱17.3 billion, partly supported by Maya’s sustained profitability. This helped offset higher depreciation and amortization and softer telco operating results, with Telco Core Income at ₱16.6 billion. Reported Net Income for the first half of 2026 stood at ₱16.4 billion.

Consolidated Net Debt as of end-June 2026 amounted to ₱287.3 billion, while Net Debt-to-EBITDA registered at 2.6x. Gross Debt was at ₱299.7 billion, with maturities well spread out. U.S. dollar-denominated debt accounted for 14% of Gross Debt, while unhedged debt remained limited at 5% of total debt. PLDT also continued to actively manage its funding costs, working with its bank partners to negotiate more favorable spreads and tenors on benchmark-linked borrowings, helping keep net financing costs steady quarter-on-quarter. PLDT’s credit ratings from Moody’s and S&P Global remain at investment grade.

“Growth remains measured, but we are optimistic that the second half of the year will be better, as we build on our momentum and focus on executing with discipline,” said Manuel V Pangilinan, PLDT and Smart Chairman and CEO.

Wireless Consumer: Stabilizing as Q2 trends improve

PLDT’s Wireless Consumer business generated ₱42.1 billion in revenues in the first half of 2026, broadly stable year on year. More importantly, top-up trends improved steadily through the second quarter, with monthly year-on-year top-ups improving from a 3% decline in March to flat in April and May, before turning positive at 1% in June.

The improvement was supported by sustained growth in Data and Fixed Wireless Access, together with deliberate actions to strengthen customer monetization. Wireless Consumer data revenues, including FWA, increased 2% to ₱38.7 billion and accounted for 92% of segment revenues. Mobile data revenues reached ₱37.7 billion, while FWA revenues rose 21% year on year, supported by higher customer activity and demand for flexible home connectivity.

Smart also implemented selective structural price adjustments across key prepaid offers, including the migration of distinct ₱99 offers to ₱109, while adding data and other benefits to preserve customer value. These actions helped move customers toward higher-value price points.

ARPU trends remained resilient across key customer segments. Smart Prepaid ARPU was broadly stable at ₱119 in the second quarter, while Postpaid ARPU increased year on year to ₱687. TNT ARPU was ₱98, reflecting continued pressure on consumer spending.

Smart continued to leverage its hyperpersonalization capabilities to deliver more relevant offers based on individual usage and behavior. Initial app-based push campaigns delivered as much as 25 times the conversion rate of standard SMS broadcasts. The company is now expanding these capabilities towards more individualized and timely customer engagement across a broader range of digital channels.

Underlying data adoption remained healthy. Total data traffic increased 12% to 3,273 petabytes in the first half, while active data users reached 44.1 million at end-June. The number of 5G-capable individual devices increased 30% year on year to 12.5 million, representing 21% of individual devices, reflecting continued migration toward 5G and higher data usage.

Home: Stronger fundamentals help continue recovery

PLDT Home's total revenues reached ₱30.0 billion in the first half of 2026, supported by a Fiber subscriber base of 3.9 million as of end-June 2026.

Fiber revenues were sustained at ₱29.4 billion, remaining broadly stable year on year. PLDT Home continued to maintain premium ARPU levels relative to the industry, while its Postpaid churn rate improved to 1.5%, leading to a blended churn rate of 1.8%, an industry-best. This reflects sustained customer loyalty and the resilience of the broadband business. Gross adds continue to ramp-up as Home accelerates its operational recovery after its Operational Support System (OSS) migration in the first quarter of 2026.

Product innovation remained a key growth driver during the period. PLDT Home introduced the new Fiber Unli All, an all-in-one bundle combining fiber broadband, Cignal TV, HBO Max, Smart mobile data, and unlimited landline calls into a single subscription, delivering greater value and convenience, while deepening the relationship with Filipino families.

PLDT Home also expanded Fiber Prepaid with new speed options and partnerships with e-wallets Maya and GCash, making affordable and flexible fiber connectivity more accessible through convenient digital loading channels. The service continued to gain strong traction among entry-level broadband customers.

Meanwhile, PLDT Home further strengthened its Home Life portfolio with the launch of StreamTV+, its next-generation entertainment platform, alongside strategic partnerships with leading streaming platforms Netflix and HBO Max, expanding customers' access to premium entertainment and enriching the connected home experience.

PLDT Home also joined forces with Meralco and MSpectrum in a strategic partnership to offer exclusive rooftop solar solutions for PLDT Home subscribers. The partnership provides flexible payment options and end-to-end services, helping households manage energy costs while supporting more sustainable living. This collaboration reinforces PLDT Home's commitment to delivering innovative solutions that enhance everyday life beyond connectivity.

Enterprise: Continued growth led by ICT and Digital Infra

PLDT Enterprise grew H1 2026 revenues to ₱24.8 billion, up 5%, supported by strong Enterprise ICT and Wireless performance, growth across key customer segments, and rising demand for international connectivity.

PLDT Enterprise’s growth also reflected its “One Enterprise” model, which brings together PLDT, Smart, ePLDT, VITRO, Multisys, and PLDT Global to deepen client relationships, expand wallet share and deliver integrated solutions across a broader range of enterprise needs.

Wireless revenues rose 15%, driven by continued growth in A2P messaging, GIDA connectivity initiatives, enterprise postpaid services, and Internet of Things (IoT) adoption. That momentum also pushed Enterprise Wireless past a long-standing milestone in 1H 2026, with total lines across Postpaid, Broadband, IoT, and A2P reaching 1.09 million—surpassing the one-million mark for the first time.

ePLDT and VITRO

On the ICT front, ePLDT and VITRO REIT, Inc. recorded a combined growth of 21%, driven by strong performance in data center colocation, managed services, and multi-cloud portfolio.

The data center segment posted 13% annual growth, driven by colocation demand from hyperscalers, enterprises, and the public sector. High growth potential is seen in the public sector space with the recent release of Executive Order 119, series of 2026, which establishes a data residency framework for government data, and directs agencies and local government units to host restricted-access data in-country. ePLDT and VITRO REIT, Inc. are prepared to serve the government's immediate demand, with close to 34 MW of total IT-ready capacity available for utilization today, increasing to 44 MW by end of 2026 and close to 62.4 MW by 2027.

This readiness is anchored by VITRO Santa Rosa's world-class operations and infrastructure. The facility achieved TIA-942 Rated 3 Facility Certification, affirming its resilient, concurrently maintainable design, and LEED Gold certification.

Beyond data center growth, ePLDT's Tech Services revenues grew 37% from the same period last year, as demand across key customer segments increased significantly.

The public sector has been a particular driver of this growth, with ePLDT continuing to support government modernization efforts and emergency response programs. Earlier this year, ePLDT, together with PLDT Enterprise, expanded the government's Unified 911 platform across the country. Four new satellite command centers (SCCs) were launched in Ilocos Norte, Isabela, Iloilo, and Leyte, enabling faster emergency response across more provinces in Northern Luzon and the Visayas.

These government initiatives are underpinned by ePLDT's sovereign platforms, ePLDT Pilipinas Cloud and Pilipinas AI, which readily provide secure, compliant, and in-country digital infrastructure to government agencies.

Beyond government modernization, ePLDT is also helping enterprises — particularly in the BFSI, integrated resort, and energy sectors — transition from fragmented legacy systems to its Next-Gen Contact Center-as-a-Service (Next-Gen CCaaS) platform. This AI-powered solution delivers omnichannel engagement, cloud scalability, and enterprise-grade security through a single integrated platform.

Customer Demand and Growth Strengthen TechCo Momentum

The strong performance was complemented by healthy demand across key customer segments. Public Sector revenues increased 14%, while Global Enterprise and Carrier revenues grew 13%. PLDT Enterprise also continued to see growth in the SME segment.

International connectivity remained another important growth engine, with PLDT Global supporting demand from hyperscalers, carriers and customers with cross-border connectivity requirements.

PLDT Enterprise continued to accelerate enterprise connectivity growth, securing large-scale SD-WAN deployments covering over 1,500 sites across retail and banking.

Network

The PLDT Group continued investing in its fiber and wireless infrastructure to enhance reliability and service quality across the Philippines. As of end-June 2026, the Group’s fiber network spans approximately 1.3 million cable kilometers of domestic and international fiber.

To expand network coverage across the country, PLDT and Smart recently signed a memorandum of understanding (MOU) to pursue strategic resource-sharing initiatives with DITO Telecommunity. Under the reciprocal macro site access arrangement, the parties will grant one another reciprocal rights to use eligible tower sites. The landmark infrastructure sharing agreement also covers in-building solution (IBS) colocation, enabling the parties to share telecommunications infrastructure within commercial buildings and other indoor locations, and submarine cable capacity through indefeasible right of use (IRU) arrangements, allowing both companies to optimize the use of existing international connectivity assets.

PLDT and Smart have also continued firing up new sites across the country, boosting ecotourism in the fisheries hub of Maribojoc, as well as the livelihoods of basket-weavers in Antequera, both in Bohol, and enabling online learning for students in far-flung communities like San Vicente in Palawan. Smart is also expanding its mobile coverage in La Trinidad, Benguet, working closely with local government to improve connectivity in one of the Cordillera region’s key commercial and agricultural hubs, empowering local businesses to adopt digital tools for payments, and helping the LGU deliver faster and more efficient services.

Maya Continues to Scale Integrated Ecosystem in Q2 2026

Maya, the leading digital financial services platform in the Philippines, continued to scale its ecosystem and remained profitable in the second quarter of 2026. Through its integrated platform, Maya enables consumers to save, borrow, and transact, while equipping businesses with payment acceptance and financial solutions, reinforcing its position as the country’s leading digital bank and merchant acquirer.

In 2Q2026, Maya sustained strong momentum in digital banking. As of June 2026, its deposit balances reached ₱86 billion, up 71% year-on-year, while loans outstanding rose to ₱39 billion, up 56% year-on-year. The loan-to-deposit ratio stood at 45%, with a gross NPL ratio of 4.8%.

Product innovation remained a key growth driver during the quarter, with Maya expanding solutions for both consumers and businesses. For consumers, Maya introduced Maya Mini Payments, bringing installment flexibility to any Maya Credit Card purchase without requiring a merchant tie-up. Maya also began rolling out prepaid cards made from recycled plastic, extending product innovation to more sustainable payment materials.

For businesses, Maya continues to drive adoption of digital payments in the Philippines and accounted for 53% of Point of Sale (POS) terminals nationwide as of December 2025.1 It also launched the new Maya Business App, bringing together payments, banking, lending, and data analytics in a single app for micro, small and medium-sized enterprises (MSMEs). Maya further expanded its merchant acceptance capabilities by enabling Apple Pay through Maya Terminals and Maya Checkout, giving Apple Pay users a simple, secure, and convenient way to pay at Maya-powered businesses in-store and online.

Sustainability

PLDT continues to be included in the FTSE4Good Index Series, marking its eighth consecutive year in the index since 2019. The improvement in the company’s latest ESG score was mainly driven by efforts to promote sustainability across its supply chain. PLDT's score is above the telecommunications industry, mobile sub-sector, and country averages.

During the quarter, the company submitted its Communication on Progress to the United Nations Global Compact (UNGC). This submission affirms PLDT's continuing commitment to the Ten Principles on human rights, labor, environment, and anti-corruption.

Building on the PLDT 2025 Annual and Sustainability Report, "Going Beyond the Signal," the company published five supplemental disclosures - Business Continuity and Network Resilience, Gender Equality, Human Rights and Environmental Due Diligence, Just Transition, and Materiality and Impact Assessment. These aim to strengthen transparency, expand the corporate narrative, and demonstrate continuing progress in the PLDT Group’s environmental, social, and governance (ESG) performance, as well reinforce alignment with global reporting standards.

PLDT and Smart also continued to undertake initiatives that address material areas that impact stakeholders and the environment.

To protect customers and children online, PLDT and Smart intensified operations of their cybersecurity and child protection platforms. Combating the proliferation of cybercrimes and online fraud, the Group has prevented access to more than 213 billion malicious domains, disabled 373k mobile numbers involved in phishing, SMShing, and vishing, and blocked over a million attempts to access sites linked to online sexual abuse and exploitation of children (OSAEC). The Group also reported blocking of more than 2.3 million URLs linked to OSAEC since June 2021. Beyond network-level solutions, PLDT

1 Based on the Bangko Sentral ng Pilipinas’ Electronic Payments and Financial Services (EPFS) Monthly Report as of December 2025 and Maya’s corresponding regulatory submission under the same reporting definitions.

and Smart embarked on capacity-building collaborations with Terre des Hommes Netherlands Philippines and with the Child Rights Coalition Asia to promote employee awareness and enhance business practices toward child online protection.

To continuously advance responsible electronic waste (e-waste) management among the youth and school communities, Smart renewed its partnership with National University, which provisions for the deployment of e-waste collection activities and awareness campaigns across the university's 13 campuses. Since July 2023, PLDT and Smart’s Be Kind. Recycle. program has collected 42.5 metric tons of e-waste across more than 200 collection points nationwide, avoiding an estimated 17.3 metric tons of carbon emissions, comparable to the carbon absorbed by 286 tree seedlings grown over 10 years.

In compliance with the Extended Producer Responsibility Act, PLDT and Smart achieved their 2025 diversion target of 50% of its 2024 footprint of 766 metric tons. This is in line with PLDT and Smart’s aim of managing their plastic footprint.

To strengthen climate-related risk management, PLDT and Smart expanded their blue carbon initiative with the UP Marine Environment and Resource Foundation, building on a 2020 partnership that established carbon sequestration baselines across 17 Marine Protected Areas. This development supports implementation of PLDT and Smart’s biodiversity policies, which aim to promote responsible operations amid continuous roll-out of in-land and subsea network facilities in or near the country’s biodiversity hotspots. To-date PLDT remains the only Philippine telco adopter of the globally recognized nature-risk management and disclosure framework of the Taskforce on Nature-related Financial Disclosures.

To upskill employees and foster business-driven innovation toward sustainability, PLDT and Smart participated in the UNGC Sustainable Development Goals (SDG) Innovation Accelerator Program. Under this four-month, MBA-style training, 11 PLDT and Smart employees took part in systems thinking workshops, mentorship, and peer-learning sessions, which resulted in identifying innovative solutions geared to support the Group’s business objectives and the SDGs.

To reinforce the implementation of the PLDT Group Supplier Code of Conduct, PLDT and Smart conducted a learning session for in-house buyers and category leads on sustainability and the integration of ESG programs into supply chain management. This aimed at strengthening continuing efforts to align internal procurement policies and practices with the Group’s sustainability roadmap and corresponding requirements for supply chain partners.

X X X

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at June 30, 2026 and December 31, 2025

(in million pesos)

	June 30, 2026	December 31, 2025
	(Unaudited)	(As Revised)
ASSETS
Noncurrent Assets
Property and equipment	327,142	327,989
Right-of-use assets	48,314	48,777
Investments in associates and joint ventures	53,518	52,425
Financial assets at fair value through profit or loss	1,041	1,030
Debt instruments at amortized cost – net of current portion	110	350
Investment properties	8,042	7,789
Goodwill and intangible assets	64,339	64,421
Deferred income tax assets – net	9,591	11,461
Derivative financial assets – net of current portion	761	617
Prepayments and other nonfinancial assets – net of current portion	46,798	46,598
Contract assets – net of current portion	373	333
Other financial assets – net of current portion	3,711	3,616
Total Noncurrent Assets	563,740	565,406
Current Assets
Cash and cash equivalents	11,896	11,866
Short-term investments	10	10
Trade and other receivables	35,393	31,367
Inventories and supplies	2,787	1,843
Current portion of contract assets	1,086	1,154
Current portion of derivative financial assets	229	203
Current portion of debt instruments at amortized cost	340	20
Current portion of prepayments and other nonfinancial assets	15,869	16,351
Current portion of other financial assets	437	339
	68,047	63,153
Assets classified as held-for-sale	6,491	6,420
Total Current Assets	74,538	69,573
TOTAL ASSETS	638,278	634,979

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Capital in excess of par value	130,204	130,204
Retained earnings	43,796	37,318
Other comprehensive loss	(35,282)	(35,368)
Total Equity Attributable to Equity Holders of PLDT	133,816	127,252
Noncontrolling interests	1,305	1,194
TOTAL EQUITY	135,121	128,446

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at June 30, 2026 and December 31, 2025

(in million pesos)

	June 30, 2026	December 31, 2025
	(Unaudited)	(As Revised)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	267,008	278,868
Lease liabilities – net of current portion	52,905	55,276
Deferred income tax liabilities – net	60	75
Customers’ deposits	1,276	1,262
Pension and other employee benefits	4,025	3,810
Deferred credits and other noncurrent liabilities	9,291	7,670
Total Noncurrent Liabilities	334,565	346,961
Current Liabilities
Accounts payable	53,345	56,379
Accrued expenses and other current liabilities	68,965	73,381
Current portion of interest-bearing financial liabilities	30,917	16,180
Current portion of lease liabilities	10,187	8,897
Dividends payable	2,108	2,087
Current portion of derivative financial liabilities	92	77
Income tax payable	1,366	946
	166,980	157,947
Liabilities associated with assets classified as held-for-sale	1,612	1,625
Total Current Liabilities	168,592	159,572
TOTAL LIABILITIES	503,157	506,533
TOTAL EQUITY AND LIABILITIES	638,278	634,979

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the six months ended June 30, 2026 and 2025

(in million pesos, except earnings per common share amounts which are in pesos)

	For the Six Months Ended		Three Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)

REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues	108,732	106,235	53,827	52,942
Non-service revenues	3,274	3,266	1,666	1,410
	112,006	109,501	55,493	54,352
EXPENSES
General operating costs	36,626	37,828	18,422	19,048
Depreciation and amortization	28,553	26,187	14,273	13,115
Cost of devices, accessories and contract-specific services	6,838	6,014	3,394	2,643
Asset impairment	1,909	2,021	1,081	1,001
Interconnection costs	10,958	9,187	4,962	4,723
	84,884	81,237	42,132	40,530
	27,122	28,264	13,361	13,822

OTHER EXPENSES — NET	5,842	5,473	3,338	2,354

INCOME BEFORE INCOME TAX	21,280	22,791	10,023	11,468

PROVISION FOR INCOME TAX	4,746	5,278	2,407	2,658

NET INCOME	16,534	17,513	7,616	8,810
ATTRIBUTABLE TO:
Equity holders of PLDT	16,446	17,472	7,577	8,808
Noncontrolling interests	88	41	39	2
	16,534	17,513	7,616	8,810
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	75.99	80.73	35.01	40.69
Diluted	75.99	80.73	35.01	40.69

	PLDT Consolidated
	First Half
(Php in mn)	2026	2025	% Change

Total revenues	112,006	109,501	2%

Service revenues (a)	108,732	106,235	2%

Expenses (b)	84,884	81,237	4%

Expenses excluding MRP and Interconnection costs	73,551	71,251	3%

MRP and Interconnection costs	11,333	9,986	13%

EBITDA (c)	56,050	55,250	1%
EBITDA Margin	52%	52%

Income before Income Tax	21,280	22,791	(7%)

Provision for Income Tax	4,746	5,278	(10%)

Net Income - Attributable to Equity Holders of PLDT	16,446	17,472	(6%)

Telco Core Income (d)	16,603	17,009	(2%)

Core Income (e)	17,329	17,358	-

(a) Service Revenues, gross of interconnection costs

Service Revenues, gross of interconnection costs	108,732	106,235	2%
Interconnection costs	10,958	9,187	19%
Service Revenues, net of interconnection costs	97,774	97,048	1%

(b) Expenses include Interconnection Costs and MRP expenses
(c) EBITDA excluding the impact of MRP
(d) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, MRP, share in Maya Innovations Holdings gains (losses), and gains from asset sales
(e) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, and MRP.

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Jinggay N. Nograles	Sarah Azucena-Reodica
pldt_ir_center@pldt.com.ph	corpcomm@pldt.com.ph

About PLDT

PLDT is the Philippines' largest fully integrated telco company. Through its principal business groups — from fixed line to wireless — PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine — listed companies.

Further information can be obtained by visiting https://main.pldt.com

August 13, 2026

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Head – Disclosure Department

Securities and Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, PLDT Inc. (the “Company”) hereby submits SEC Form 17-C regarding the declaration of a regular cash dividend of P46.00 per outstanding share of Common Stock of the Company payable on September 11, 2026 to the holders of record as of August 28, 2026.

This submission shall serve as our compliance with the PSE’s Revised Disclosure Rules and the Securities Regulation Code.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,315 As of July 31, 2026	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
August 13, 2026

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on August 13, 2026, the Board declared a regular cash dividend of P46.00 per outstanding share of Common Stock of the Company payable on September 11, 2026 to the holders of record as of August 28, 2026.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2026, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

August 13, 2026

August 13, 2026

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Head – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith SEC Form 17-C regarding the declaration of a cash dividend on all outstanding shares of Voting Preferred Stock of PLDT Inc.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,315 As of July 31, 2026	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
August 13, 2026

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on August 13, 2026, the Board declared a cash dividend of P2,437,500.00 on all of the outstanding shares of Voting Preferred Stock of the Company for the quarter period ending October 15, 2026 and payable on October 15, 2026 to the holder of record as of September 14, 2026.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2026, which are sufficient to cover the total amount of the dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

August 13, 2026

August 13, 2026

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Head – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith SEC Form 17-C regarding the declaration of a cash dividend on all outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock of PLDT Inc.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,315 As of July 31, 2026	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
August 13, 2026

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on August 13, 2026, the Board declared a cash dividend of ₱12,420,000.00 on all of the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock of the Company for the quarter period ending September 15, 2026, payable on September 15, 2026 to the holder of record as of August 25, 2026.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2026, which are sufficient to cover the total amount of the dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

August 13, 2026

August 13, 2026

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Head – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, PLDT Inc. hereby submits SEC Form 17-C regarding the promotion of officers.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,315 As of July 31, 2026	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
August 13, 2026

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 4 (Resignation, Removal or Election of Directors or Officers)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on August 13, 2026:

a.
The Board approved the promotion of the following incumbent officers of the Company:

Name	Former Position	Position	Date of Effectivity
Alvin S. Ilano	Vice President and Network Facilities and Field Operations Head	First Vice President and Network Facilities and Field Operations Head	August 13, 2026
Arvin L. Siena	Vice President and Network Design and Engineering Head	First Vice President and Network Design and Engineering Head	August 13, 2026

b.
The Board approved the promotion of the following executive to an officer position in the Company:

Name	Former Position	Position	Date of Effectivity
Bernadette D. Masangkay	Assistant Vice President and Head of the Procurement Center of Excellence	Vice President and Supply Chain Governance and Enablement Head	August 13, 2026

Prior to her promotion as Vice President and Head of Supply Chain Governance and Enablement of the Company, Ms. Masangkay served as Assistant Vice President and Head of the Procurement Center of Excellence from September 2021, where she led procurement transformation and governance initiatives. Before joining PLDT, she served as Country Head of Procurement of Lazada Philippines from 2019 to 2021. She likewise held various procurement and supply chain leadership roles at Manila Water Company, including Head of Procurement from 2018 to 2019 and Head of Supply Chain Services in 2017. Ms. Masangkay earned her Bachelor of Science degree in Chemical Engineering from the University of the Philippines Diliman.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

August 13, 2026

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Mark David P. Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date : August 13, 2026